CENTRAL PACIFIC FINANCIAL CORP. LETTERHEAD

March 8, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Michael F. Johnson

Re:          Central Pacific Financial Corp.
Registration Statement on Form S-3

File No. 333-179807

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Central Pacific Financial Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective on Friday, March 9, 2012 at 5:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

The Company acknowledges that:

•      should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert the Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Craig D. Miller of our counsel, Manatt Phelps & Phillips, LLP, at (415) 291-7415 and that such effectiveness also be confirmed in writing.

Sincerely,

CENTRAL PACIFIC FINANCIAL CORP.

By:	/s/ GLENN K.C. CHING
Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel